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Filing under Rule 425 under the Securities Act of 1933
Subject Company: IMS HEALTH INCORPORATED
Subject Company's Commission File No: 001-14049




          IMS HEALTH SPLIT-OFF OF COGNIZANT TECHNOLOGY SOLUTIONS


      We urge you to read the documents that IMS Health and Cognizant have filed and will file in the future with the SEC in connection with the proposed Split-off. These documents contain important information about the proposed Split-off and its effect on the companies and their shareholders. These documents are available free at the SEC's website (http://www.sec.gov) or from IMS Investor Relations at 1499 Post Road, Fairfield, Connecticut 06824.

                     Thursday, November 14, 2002

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TRANSACTION SUMMARY


 o IMS Health ("IMS") has announced its intention to divest its investment in Cognizant Technology Solutions ("Cognizant") through a split-off transaction

 o Split-off will provide IMS stockholders the opportunity to exchange their IMS shares for shares of Cognizant on a tax-free basis

 o The split-off allows both companies to move forward independently and allows IMS to divest its investment in Cognizant on a tax-free basis

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TRANSACTION SUMMARY (CONT.)


 o IMS currently owns 11.3 million shares of Cognizant, representing approximately 56% of Cognizant's outstanding shares

 o     Timing of exchange offer subject to SEC review

         - Currently expect to launch exchange offer in January and close in February

 o     Cognizant is an important business partner for IMS

         - IMS expects this relationship to continue following the exchange offer


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TRANSACTION RESULT - IMS


 o     Enables IMS management to focus solely on core pharmaceutical business

 o     Divests non-strategic asset on a tax-efficient basis

 o     Intended to allow IMS to fully exit from Cognizant investment

 o     Likely to be neutral to accretive to 2003 EPS

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TRANSACTION RESULT - COGNIZANT


 o     Cognizant will become a truly independent operating entity

 o Cognizant'sequity ownership is expected to be in the hands of the investing public

 o Overhang that exists from the uncertain status of IMS plans for Cognizant will be eliminated

 o     The outstanding float of Cognizant shares will improve dramatically

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TARGETED SPLIT-OFF TIMETABLE


 o     Cognizant filed an S-4 on Thursday, November 14, 2002

 o     IMS and Cognizant must complete the SEC review process

         -     Iterative process, expected to be completed by year end

 o Once SEC requirements are satisfied, IMS will set the exchange ratio, the minimum tender amount and commence the exchange offer

         -     Expect to begin 20 business day exchange offer in January

 o At the conclusion of the exchange offer, IMS will notify shareholders of the results of the offer

         - If process moves as expected, completion anticipated in mid-February

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IMS OWNERSHIP STAKE IN COGNIZANT


 o     Cognizant has two classes of common stock

         -     Class A (8.9 million shares) has 1 vote per share

         -     Class B (11.3 million shares) has 10 votes per share

         - Except for voting rights, Class A and Class B shares are identical in all respects

 o     IMS owns 100% of the Class B Common Stock

         -     Results in 56% economic ownership in Cognizant

         -     Represents 93% voting control of Cognizant

 o     Cognizant Class B shares will be distributed in the exchange

         - Automatic conversion to Class A shares upon subsequent transfer or if Class B shares represent less than 35% economic ownership or after the fifth anniversary of the completion of the exchange offer

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SPLIT-OFF TRANSACTION MECHANICS

 o     Exchange ratio will be set immediately prior to launch of exchange offer

 o     Exchange ratio will be based on two variables:

         - The closing price of IMS and Cognizant stock the day before the exchange ratio is set

         - A premium on the IMS stock price designed to encourage IMS shareholders to tender

 o IMS will also specify the minimum number of IMS shares that must be tendered

         - If IMS shares tendered are below this amount, IMS has the option of withdrawing the offer or waiving the minimum

        - IMS will provide specific minimum at the beginning of exchange offer

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SPLIT-OFF TRANSACTION MECHANICS
ALTERNATIVES FOR IMS SHAREHOLDERS

 o IMS shareholders have the following options in response to the exchange offer

          -    Tender into the exchange offer all IMS shares held

          -    Tender into the exchange offer a portion of IMS shares held

          -    Do nothing and retain all existing IMS shares

 o Number of Cognizant Class B shares received by each investor will depend on the following factors:

         -     Exchange ratio

         -     Number of shares individually tendered

         -     Aggregate number of shares tendered (proration)

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SPLIT-OFF TRANSACTION MECHANICS
EXCHANGE OFFER:  OVERSUBSCRIBED

 o If the number of shares tendered exceeds the amount necessary to distribute all Class B shares, the following will occur:

         - IMS will reduce the number of shares accepted for exchange on a pro rata basis ("proration")

         -    Excess shares will be returned to tendering shareholders

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SPLIT-OFF TRANSACTION MECHANICS
EXCHANGE OFFER:  UNDERSUBSCRIBED

 o If shares tendered are less than the amount necessary to distribute all Class B shares, IMS has the following options:

         -     IMS can accept the shares tendered and close out the transaction

         -     IMS can extend the exchange offer and/or modify its terms

 o If below minimum tender condition, IMS can also cancel the exchange offer and continue to hold

 o If shares are accepted and the transaction is closed, IMS will seek alternative strategies to distribute the remaining interest in Cognizant Class B shares

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FINANCIAL IMPLICATIONS FOR IMS

 o IMS annual 2002 financial results will be unaffected (other than IMS's share of CTS transaction related costs)

 o     In future periods (assuming 100% of CTS shares are exchanged):

         - Cognizant's operating results (income statement) will no longer be consolidated into IMS

         - Cognizant's financial position (balance sheet) will no longer be consolidated into IMS - IMS's outstanding shares will be reduced by the number of tendered shares accepted by IMS

 o     The specific impact will not be known until the exchange offer is closed

 o IMS expects to book a substantial one-time net gain, offset by transaction related costs and expenses in Q1 2003

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FINANCIAL IMPLICATIONS FOR COGNIZANT

 o     There is no material impact on Cognizant's financial statements

         - Cognizant will incur $2-$3 million in transaction related costs and expenses

 o The number of Cognizant shares outstanding will not change as a result of this transaction

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PRECEDENT SPLIT-OFF TRANSACTIONS
LAST FIVE YEARS


 o     AT&T - AT&T Wireless (7/9/01)

 o     Sara Lee - Coach (4/4/01)

 o     GM - GM Hughes (5/19/00)

 o     DuPont - Conoco (8/6/99)

 o     Limited - Abercrombie & Fitch (5/13/98)

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SAFE HARBOR

This presentation includes statements which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although IMS Health and Cognizant believe the expectations contained in such forward-looking statements are reasonable, they can give no assurance that such expectations will prove correct. This information may involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors which could cause or contribute to such differences for IMS Health include, but are not limited to (i) the risks associated with operating on a global basis, including fluctuations for IMS Health in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks, (ii) to the extent IMS Health seeks growth through acquisitions and joint ventures, the ability to identify, consummate and integrate acquisitions and ventures on satisfactory terms, (iii) the ability to develop new or advanced technologies and systems for its businesses on time and on a cost-effective basis, and the ability to implement cost-containment measures, (iv) regulatory, legislative and enforcement initiatives, particularly in the areas of medical privacy and tax, (v) to the extent unforeseen cash needs arise, the ability to obtain financing on favorable terms, (vi) deterioration in economic conditions, particularly in the pharmaceutical, healthcare or other industries in which IMS Health's customers operate, and (vii) uncertainties regarding the satisfaction or waiver of the conditions to the exchange offer, and the effects on the exchange offer of market conditions, economic conditions, tax treatment, regulatory and legal requirements and the results of negotiations between Cognizant and IMS Health.

Potential risks and uncertainties that could cause or contributeto differences for Cognizant include, but are not limited to: (i) the significant fluctuations of Cognizant's quarterly operating results caused by a variety of factors, many of which are not within Cognizant's control, including (a) the number, timing, scope and contractual terms of application design, development and maintenance projects, (b) delays in the performance of projects, (c) the accuracy of estimates of costs, resources and time to complete projects, (d) seasonal patterns of Cognizant's services required by customers, (e) levels of market acceptance for Cognizant's services, (f) potential adverse impacts of new tax legislation, and (g) the hiring of additional staff; (ii) changes in Cognizant's billing and employee utilization rates; (iii) Cognizant's ability to manage its growth effectively, which will require Cognizant (a) to increase the number of its personnel, particularly skilled technical, marketing and management personnel, (b) to find suitable acquisition candidates to support geographic expansion, and (c) to continue to develop and improve its operational, financial, communications and other internal systems, in the United States, India and Europe; (iv) Cognizant's limited operating history with unaffiliated customers; (v) Cognizant's reliance on key customers and large projects; (vi) the highly competitive nature of the markets for Cognizant's services; (vii) Cognizant's ability to successfully address the continuing changes in information technology, evolving industry standards and changing customer objectives and preferences; (viii) Cognizant's reliance on the continued services of its key executive officers and leading technical personnel; (ix) Cognizant's ability to attract and retain a sufficient number of highly skilled employees in the future; (x) Cognizant's ability to protect its intellectual property rights;
(xi) the concentration of Cognizant's operations in India and the related geopolitical risks of local and cross-border conflicts; (xii) terrorist activity, the threat of terrorist activity, and responses to and results of terrorist activityand threats, including, but not limited to, effects, domestically and/or internationally, on Cognizant, its personnel and facilities, its customers and suppliers, financial markets and general economic conditions; (xiii) general economic conditions; and (xiv) uncertainties regarding the satisfaction or waiver of the conditions to the exchange offer, and the effects on the exchange offer of market conditions, economic conditions, tax treatment, regulatory and legal requirements and the results of negotiations between Cognizant and IMS Health. Such forward-looking statements include risks and uncertainties; consequently, actual transactions and results may differ materially from those expressed or implied thereby.

Additional information on factors that may affect the business and financial results of the companies can be found in filings of the companies made from time to time with the Securities and Exchange Commission.

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